UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

WESTWAY GROUP, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 Par Value

(Title of Class of Securities)

96169B 100

(CUSIP Number)

Francis P. Jenkins, Jr.

c/o The Shermen Group

230 Park Avenue, Suite 1000

New York, New York 10169

(212) 300-0020

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96169B 100

1.	Names of Reporting Persons Francis P. Jenkins, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO*
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0**
	8.	Shared Voting Power 0**
	9.	Sole Dispositive Power 0**
	10.	Shared Dispositive Power 0**
11.	Aggregate Amount Beneficially Owned by Each Reporting Persons 0**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%**
14.	Type of Reporting Persons (See Instructions) IN

*	See Item 3.
**	See Items 2 and 5.

CUSIP No. 96169B 100

1.	Names of Reporting Persons Shermen WSC Holding LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO*
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0**
	8.	Shared Voting Power 0**
	9.	Sole Dispositive Power 0**
	10.	Shared Dispositive Power 0**
11.	Aggregate Amount Beneficially Owned by Each Reporting Persons 0**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.00%**
14.	Type of Reporting Persons (See Instructions) OO (Limited Liability Company)

*	See Item 3.
**	See Items 2 and 5.

CUSIP No. 96169B 100

1.	Names of Reporting Persons Shermen Capital Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO*
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0**
	8.	Shared Voting Power 0**
	9.	Sole Dispositive Power 0**
	10.	Shared Dispositive Power 0**
11.	Aggregate Amount Beneficially Owned by Each Reporting Persons 0**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.00%**
14.	Type of Reporting Persons (See Instructions) OO (Limited Liability Company)

*	See Item 3.
**	See Items 2 and 5.

CUSIP No. 96169B 100

1.	Names of Reporting Persons FPJ Partners
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO*
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0**
	8.	Shared Voting Power 0**
	9.	Sole Dispositive Power 0**
	10.	Shared Dispositive Power 0**
11.	Aggregate Amount Beneficially Owned by Each Reporting Persons 0**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%**
14.	Type of Reporting Persons (See Instructions) PN

*	See Item 3.
**	See Items 2 and 5.

CUSIP No. 96169B 100

1.	Names of Reporting Persons W.B. Farms LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO*
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0**
	8.	Shared Voting Power 0**
	9.	Sole Dispositive Power 0**
	10.	Shared Dispositive Power 0**
11.	Aggregate Amount Beneficially Owned by Each Reporting Persons 0**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0**
14.	Type of Reporting Persons (See Instructions) OO (Limited Liability Company)

*	See Item 3.
**	See Items 2 and 5.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D jointly filed by Francis P. Jenkins, Jr. and Shermen WSC Holding LLC on June 14, 2007, as amended by Amendment No. 1 jointly filed on June 4, 2009, by Amendment No. 2 jointly filed on February 16, 2012 and by Amendment No. 3 jointly filed on January 30, 2013 (the “Statement”). Information reported in the Statement remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in Amendment No. 4. Capitalized terms used and not defined in Amendment No. 4 have the meanings set forth in the Statement.

Item 2.	Identity and Background

The second paragraph of Item 2 of the Statement is hereby amended and restated in its entirety as follows:

“The Reporting Persons have entered into a joint filing agreement dated as of February 13, 2013, a copy of which is being filed with Amendment No. 4 as Exhibit 1 and pursuant to which the Reporting Persons have agreed to file Amendment No. 4 jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.”

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by amending and restating the final two paragraphs as follows:

“On January 31, 2013, pursuant to the terms and conditions of the Offer, Purchaser accepted for payment all of the Reporting Persons’ securities that were validly tendered in the Offer.

Except as indicated in this Amendment No. 4, the Reporting Persons do not have any current plans or proposals which relate to or would result in: (i) any extraordinary transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries, (ii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any material change in the present capitalization or dividend policy of the Issuer, (iv) any change in the current board of directors or management of the Issuer, (v) any other material change in the Issuer’s corporate structure or business, (vi) any class of equity security of the Issuer being delisted from a national stock exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (vii) any class of equity securities of the Issuer becoming eligible for termination of registration under Section 12(g)(4) of the Act, (viii) any acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer or (ix) changes in the Issuer’s bylaws or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person.”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

All percentages of the Issuer’s Class A Common Stock reported in Amendment No. 4 as beneficially owned by each Reporting Person (i) are based upon 14,546,048 shares of the Issuer’s Class A Common Stock outstanding as of January 31, 2013 and (ii) assume the exercise of all of the Issuer’s warrants to purchase, and the corresponding issuance of, 3,476,189 shares of the Issuer’s Class A Common Stock.

(a-b) As a result of the transactions above, the Reporting Persons no longer beneficially own any shares of Class A Common Stock of the Issuer or any warrants to purchase shares of Class A Common Stock of the Issuer.

(c) Except as set forth in Item 4 above, the Reporting Persons have not effected any transactions in the securities of the Issuer reported herein during the past 60 days.

(d) To the knowledge of the Reporting Person, other than Parent and Purchaser, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) The Reporting Persons ceased to be beneficial owners of 5% or more of the Issuer’s Class A Common Stock on January 31, 2013.

EXHIBIT INDEX

Exhibit	Description

1.	Joint Filing Agreement, dated as of February 13, 2013

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013

/s/ Francis P. Jenkins, Jr.
Francis P. Jenkins, Jr.

SHERMEN WSC HOLDING LLC

By:	Shermen Capital Partners, LLC, its Managing Member

By:	/s/ Francis P. Jenkins, Jr.
Name: Francis P. Jenkins, Jr.
Title: Managing Member

SHERMEN CAPITAL PARTNERS LLC

By:	/s/ Francis P. Jenkins, Jr.
Name: Francis P. Jenkins, Jr.
Title: Managing Member

FPJ PARTNERS

By:	/s/ Francis P. Jenkins, Jr.
Name: Francis P. Jenkins, Jr.
Title: Managing General Partner

W.B. FARMS LLC

By:	/s/ Francis P. Jenkins, Jr.
Name: Francis P. Jenkins, Jr.
Title: Managing Member